                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2002

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

          For the transition period from _____ to _____

                        Commission file number 000-19860
          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             SCHOLASTIC CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SCHOLASTIC CORPORATION
                                  557 BROADWAY
                            NEW YORK, NEW YORK 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS

                                                                                       PAGE NUMBER
                                                                                       -----------
REPORT OF INDEPENDENT AUDITORS                                                              1

FINANCIAL STATEMENTS

     Statements of net assets available for benefits                                        2

     Statement of changes in net assets available for benefits                              3

     Notes to financial statements                                                         4-8

SUPPLEMENTAL SCHEDULE

     Schedule H, Line 4i - Schedule of assets (held at end of year)                         9

SIGNATURES                                                                                 10

EXHIBITS                                                                                   11

     Consent of Independent Auditors                                                       12

     Section 906 Certification                                                             13

                         REPORT OF INDEPENDENT AUDITORS

TO THE RETIREMENT PLAN COMMITTEE OF THE BOARD OF DIRECTORS OF SCHOLASTIC CORPORATION

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of
December 31, 2002 and 2001, and the related statement of changes in net assets for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/ Ernst & Young LLP

New York, New York
April 16, 2003

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
(AMOUNTS IN THOUSANDS)

                                                                       DECEMBER 31,
                                                                   2002           2001
                                                                   ----           ----
INVESTMENTS, AT FAIR VALUE
   Putnam Stable Value Fund                                    $     20,989   $     17,601
   The George Putnam Fund of Boston                                  20,524         22,068
   Putnam Investors Fund                                             14,905         19,422
   Scholastic Corporation Common Stock                               12,770         16,214
   Putnam S & P 500 Index Fund                                       11,853         13,562
   The Putnam Fund for Growth & Income                               10,087         11,717
   Putnam Bond Index Fund                                             7,360          4,130
   Putnam New Opportunities Fund                                      5,669          7,191
   Putnam International Growth Fund                                   4,243          4,269
   Participants loans                                                 3,772          3,389
   Putnam Asset Allocation Fund - Balanced Portfolio                  3,514          3,307
   Putnam Asset Allocation Fund - Growth Portfolio                    3,327          3,072
   Putnam OTC & Emerging Growth Fund                                  2,583          3,115
   Putnam Asset Allocation Fund - Conservative Portfolio              2,015          1,679
   Putnam Capital Opportunities Fund                                    786              -
   Cash                                                                  15              -
                                                               ------------   ------------
      TOTAL INVESTMENTS                                             124,412        130,736
                                                               ------------   ------------

RECEIVABLES
   Participants contribution receivable                                 121            106
   Employer contribution receivable                                      46             39
                                                               ------------   ------------
      TOTAL RECEIVABLES                                                 167            145
                                                               ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                              $    124,579   $    130,881
                                                               ============   ============

                             SEE ACCOMPANYING NOTES

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
(AMOUNTS IN THOUSANDS)

Interest and dividend income                                                $      2,493

Contributions
   Employer                                                                        5,518
   Participants                                                                   14,670
   Rollovers                                                                       2,394
                                                                            ------------

   TOTAL ADDITIONS                                                                22,582

Distributions to participants                                                     (8,185)

Net realized and unrealized depreciation in fair value of investments            (23,192)
                                                                            ------------

   NET DECREASE                                                                   (6,302)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of period                                                           130,881
                                                                            ------------
   End of period                                                            $    124,579
                                                                            ============

                             SEE ACCOMPANYING NOTES

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

GENERAL
The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and subsequently amended effective January 1, 2002 (the "Plan"), formerly the Scholastic Inc. 401(k) Savings and Retirement Plan, is a defined contribution plan sponsored by Scholastic Corporation (the "Company"). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to the Company's Administrative Committee, which is composed of members of senior management of the Company (the "Retirement Plan Committee," and to the extent delegated to the Administrative Committee, collectively the "Committee"). Putnam Fiduciary Trust Company serves as Trustee for the Plan (the "Trustee"). In addition, Putnam Fiduciary Trust Company and/or its related companies (collectively, "Putnam") also provide administrative and recordkeeping services on behalf of the Plan (the "Record Keeper"). Investment products offered, through December 31, 2002, to participants under the Plan ("Participants"), other than the Company's common stock ("Company Stock"), were provided by Putnam. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the "Code").

This description of the Plan provides only general information and is presented to assist in understanding the Plan's financial statements. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

PLAN AMENDMENTS
As mentioned above, the plan document was amended and restated effective January 1, 1998. This amended and restated document was updated during 2001 to reflect all amendments effective through 2001. The plan document was subsequently amended effective January 1, 2002. The amendment effective
January 1, 2002 (and April 1, 2002 for the catch-up contribution feature referred to below) revised the Plan to comply with and incorporate the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), as well as to make certain plan design changes related to EGTRRA. The changes included: (i) increasing the annual Compensation (as defined below) recognized by the Plan from $170,000 to $200,000, (ii) increasing the Plan's pre-tax and after-tax deferral limits (on an individual and combined basis) from 20% to 50% of annual Compensation for non-Highly Compensated Employees (as defined below), (iii) establishing the Plan's pre-tax and after-tax deferral limits (on an individual and combined basis) to 6% of annual Compensation for Highly Compensated Employees, (iv) permitting Participants who are age 50 and older or who will attain age 50 before the end of the Plan Year (which is the twelve month period beginning January 1 and ending on December 31) to make catch-up contributions (as defined by EGTRRA), (v) increasing the annual pre-tax deferral limit to $11,000 in 2002, with subsequent increases up to $15,000 in 2006, (vi) allowing the Plan to accept direct rollovers of eligible distributions from annuity contracts described in Section 403(b) of the Code, governmental plans under
Section 457(b) of the Code, and individual retirement accounts or annuities, as well as after-tax distributions from other employer plans qualified under Section 401(a) of the Code , and (vii) shortening the suspension period for participating in the Plan after hardship withdrawals from twelve months to six months.

Also effective January 1, 2002, the Plan was amended to permit automatic enrollment of new Eligible Employees (as defined below) hired on or after January 1, 2002. Eligible Employees are automatically enrolled as soon as administratively feasible after 90 days of employment. Contributions are made at a pre-tax contribution rate of 3% of annual Compensation and are deposited in the Putnam Asset Allocation: Balanced Portfolio.

ELIGIBILITY
Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than "leased" employees) who have attained the age of 18 ("Eligible Employees"). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. Employees hired on or after January 1, 2002 are automatically enrolled as soon as administratively feasible after 90 days of employment.

PARTICIPANT CONTRIBUTIONS
As approved by the Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant's election into any of the Plan's fund options, in pre-tax and/or after-tax Compensation dollars ("Compensation Contributions"); provided, that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

PRE-TAX CONTRIBUTIONS: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions ("Compensation"), subject to the requirements of the Code, or $11,000 for the Plan Year ended December 31, 2002. Eligible Employees whose Compensation is in excess of $85,000 in the prior year ("Highly Compensated Employees") are limited to the lesser of 6% of their annual Compensation or $11,000 for the Plan year ended December 31, 2002. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 6%, if a Highly Compensated Employee) of annual Compensation.

AFTER-TAX CONTRIBUTIONS: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 6% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 6% if a Highly Compensated Employee) of annual Compensation.

ROLLOVER CONTRIBUTIONS: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an "eligible rollover plan" that meets the requirements of the Code at the time of the transfer ("Rollover Contributions").

EMPLOYER CONTRIBUTIONS
Under the Plan, the Company contributes a percentage of each Participant's Compensation, as determined by the Committee, at its sole discretion. The Company's contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant's pre-tax contributions. For the Plan year ended December 31, 2002, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant's contribution and 50% thereafter of the Participant's pre-tax contributions, up to a maximum amount equal to 6% of the Participant's annual Compensation ("Matching Contributions").

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan ("Discretionary Contributions"). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the "Board"). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2002.

Forfeitures by Participants of unvested Matching Contributions ("Forfeitures") are used to offset Matching Contributions for other Participants. In 2002, Matching Contributions were reduced by $169,764 from Forfeitures. At
December 31, 2002, Forfeitures totaled $104,152, which will be used to reduce future Matching Contributions.

VESTING
Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS
A Participant's account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in the Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. Benefits payable (but not yet paid) as of December 31, 2002 and 2001 were $0 and $3,787, respectively.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan for the purchase of a principal residence outstanding or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant's principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES
Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized depreciation in fair value of investments in the statement of changes in net assets available for benefits. The Company pays all other Plan expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States. The Plan's accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS
Investments in the Plan's funds are valued at redemption prices based on the net asset values of the funds. Investments in Company Stock are valued at the closing price as quoted on the NASDAQ National Market System on the valuation date. Loans receivable from Participants are valued at cost which approximates fair value.

3.   TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service as of November 1, 1995 that the Plan qualifies under Section 401(a) of the Code. Therefore, the Plan's assets are not subject to tax under
Section 501(a) of the Code. The Plan is required to operate in conformity with the Code in order to maintain its qualification. If any operational defects are identified, the Company will take all action necessary to correct and maintain the qualified status of the Plan. As a result of amending and restating the Plan, the Company filed for a new determination letter on June 28, 2002.

4.   PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant's account.

5.   INVESTMENTS

During 2002, the Plan's net realized and unrealized appreciation (depreciation) in the fair value of investments was as follows (in thousands):

    Putnam Bond Index Fund                                    $      506
    Putnam Asset Allocation Fund-Conservative Portfolio             (173)
    Putnam Capital Opportunities Fund                               (280)
    Putnam Asset Allocation Fund - Balanced Portfolio               (553)
    Putnam Asset Allocation Fund - Growth Portfolio                 (651)
    Putnam International Growth Fund                                (812)
    Putnam OTC & Emerging Growth Fund                             (1,131)
    Putnam New Opportunities Fund                                 (2,292)
    The Putnam Fund for Growth & Income                           (2,495)
    The George Putnam Fund of Boston                              (2,682)
    Putnam S&P 500 Index Fund                                     (3,313)
    Putnam Investors Fund                                         (4,624)
    Scholastic Corporation Common Stock Fund                      (4,692)
                                                              ----------
                                                              $  (23,192)
                                                              ==========

                                                                 EIN #13-3385513
                                                                       PLAN #004

            SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002
                             (AMOUNTS IN THOUSANDS)

               Identity of                           Description of                  Number                Current
                  Issue                                Investment                  of Shares                Value
---------------------------------------------------------------------------------------------------------------------
Putnam*                                    Putnam Stable Value Fund                     20,989                 20,989

Putnam*                                    The George Putnam Fund of Boston              1,384                 20,524

Putnam*                                    Putnam Investors Fund                         1,673                 14,905

Scholastic Corp.*                          Common Stock                                    355                 12,770

Putnam*                                    Putnam S & P 500 Index Fund                     548                 11,853

Putnam*                                    The Putnam Fund for Growth & Income             712                 10,087

Putnam*                                    Putnam Bond Index Fund                          564                  7,360

Putnam*                                    Putnam New Opportunities Fund                   194                  5,669

Putnam*                                    Putnam International Growth Fund                257                  4,243

Participant Loans*                         Prime + .05 % Interest
                                           Rate, Repayment
                                           Terms: 1 to 10 years                              -                  3,772

Putnam*                                    Putnam Asset Allocation
                                           Fund - Balanced Portfolio                       420                  3,514

Putnam*                                    Putnam Asset Allocation
                                           Fund - Growth Portfolio                         417                  3,327

Putnam*                                    Putnam OTC &
                                           Emerging Growth Fund                            500                  2,583

Putnam*                                    Putnam Asset Allocation
                                           Fund - Conservative Portfolio                   254                  2,015

Putnam*                                    Putnam Capital Opportunities Fund               102                    786

Putnam*                                    Cash                                              -                     15
                                                                                                        -------------
                                                                                                        $     124,412
                                                                                                        =============

*Indicates party-in-interest to the Plan.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               SCHOLASTIC CORPORATION 401(k) SAVINGS
                                AND RETIREMENT PLAN


Date: June 27, 2003            /s/ Richard M. Spaulding
                               ------------------------
                               Richard M. Spaulding
                               EXECUTIVE VICE PRESIDENT, SCHOLASTIC CORPORATION
                               AND CHAIRMAN OF ADMINISTRATIVE COMMITTEE OF THE
                               SCHOLASTIC CORPORATION 401(k) SAVINGS AND
                               RETIREMENT PLAN

EXHIBITS

Exhibit No.                Document
-----------                --------
23                         Consent of Independent Auditors

99.1                       Certification furnished pursuant to the Section 906 of the Sarbanes-Oxley Act of 2002.